UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LOYALTY VENTURES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40776
(State or other jurisdiction of incorporation)	(Commission file number)

8235 Douglas Avenue, Suite 1200 Dallas, Texas	75225
(Address of principal executive offices)	(Zip code)

Cynthia L. Hageman

Executive Vice President, General Counsel and Secretary

(972) 338-5170

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Loyalty Ventures Inc. (including its consolidated subsidiaries, the “Company”) provides tech-enabled, data-driven consumer loyalty solutions. For the 2021 reporting period, the Company performed a comprehensive review and determined that BrandLoyalty Group B.V. (“BrandLoyalty”), a subsidiary of the Company, contracts to manufacture certain products used as rewards in its short-term loyalty programs. Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2021 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, and tungsten (collectively, the “Conflict Minerals”), and, if so, whether Conflict Minerals were necessary to such product’s functionality or production.

The Company evaluated a comprehensive list of products taken, or available to be taken, into inventory in 2021. From this evaluation, the Company concluded that BrandLoyalty’s inventory included approximately 5,900 products in 2021, and that 17 of these products contained Conflict Minerals. Of these 17 products, the Company determined that during 2021 BrandLoyalty contracted to manufacture three products where Conflict Minerals were necessary to the functionality or production of such products (“Covered Products”) from three separate suppliers.

The Company identified tin as the only Conflict Mineral necessary to the functionality or production of the Covered Products and conducted a reasonable country of origin inquiry to ascertain whether the Conflict Mineral used in such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the suppliers of the three Covered Products with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Responsible Business Alliance (“RBA”) and the Global eSustainability Initiative (“GeSI”). Each supplier confirmed that it does not source Conflict Minerals used for the manufacture of the Covered Products from any of the Covered Countries. Each supplier also requires all smelters to be conflict-free and their sub-suppliers not to source Conflict Minerals from Covered Countries. The responses received from the suppliers identified three different smelters that were utilized as part of the production process. The three smelters identified, Yunnan Tin Company Limited, Mineracao Taboca S.A., and Malaysia Smelting Corporation, are all currently classified as conformant smelters with the Responsible Minerals Initiative sponsored by the RBA and GeSI.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2021 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company’s website at www.loyaltyventures.com on the Investors page under the Governance heading. The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Loyalty Ventures Inc.

By:	/s/ Cynthia L. Hageman	Date: May 19, 2022
Cynthia L. Hageman
Executive Vice President, General Counsel and Secretary